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SEC

19006295

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TripleTree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Minnesota Drive, Suite 200
(No. and Street)

EDINA	MN	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Haedt 952-223-8429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

800 Nicollet Mall, Suite 600	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Susan Haedt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TripleTree, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DAVID M WIESE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

FINANCIAL STATEMENTS

Public Document

December 31, 2018

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

December 31, 2018

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statements	3-7

BDO

Tel: 612-367-3000
Fax: 612-367-3001
www.bdo.com

800 Nicollet Mall, Suite 600
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Governors
TripleTree, LLC
Edina, Minnesota

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of TripleTree, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2013.

Minneapolis, Minnesota
February 27, 2019

TRIPLETREE, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS	
Cash and cash equivalents	$ 25,688,812
Receivables from customers	230,409
Due from related parties	2,006,925
Prepaid expenses	532,879
Property and equipment, net	541,253
Total assets	$ 29,000,278
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 84,218
Accrued compensation	14,700,886
Deferred rent	266,716
Deferred income	107,088
Other accrued expenses	108,180
Total liabilities	15,267,088
Commitments and contingencies	-
Member's equity	13,733,190
Total member's equity	13,733,190
Total liabilities and member's equity	$ 29,000,278

See accompanying notes to financial statements.

TRIPLETREE, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

1. Organization and Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC ("Company") is a privately held Minnesota limited liability company, wholly owned by TripleTree Holdings, LLC ("Holdings"). Pursuant to the Company's articles of organization, the Company will exist for a thirty-year period expiring January 13, 2027. The Company operates as a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States and Internationally. The Company's corporate offices are located in Edina, Minnesota.

The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Basis of Presentation:

The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents:

For purposes of the statement of financial condition presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds, and highly liquid debt instruments with a purchase date maturity of less than 90 days to be cash and cash equivalents.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and receivables from customers. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at high quality financial institutions. The Company has not experienced any losses to date related to these balances. At December 31, 2018, the Company had deposits in excess of federally insured amounts aggregating $25,278,877 at two financial institutions.

Receivables from customers arise from the Company providing investment banking services to its customers located throughout the United States and Internationally. The Company is typically dependent on a small number of customers for its investment banking fees and generally does not require any collateral from its customers. At December 31, 2018, 59% of accounts receivable from customers was owed by four customers.

1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Receivables from Customers and Allowance for Doubtful Accounts:

The Company evaluates the collectability of receivables from customers based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. There was no allowance for doubtful accounts recorded at December 31, 2018.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using the straight-line method and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

2. Property and Equipment

Property and equipment consisted of the following at December 31:

	2018	Estimated Useful Lives In Years
Office furniture and equipment	$ 662,255	7
Computer equipment	449,270	5
Leasehold improvements	1,076,551	Life of Lease
Total property and equipment	2,188,076	
Less accumulated depreciation	(1,646,823)	
Property and equipment, net	$ 541,253	

3. Member's Equity

Authorized, issued and outstanding units at December 31, 2018 were as follows:

	Units
	Voting Class A Common
Authorized units	20,000,000
Issued and outstanding	5,173,333

The Company has a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution can be modified or forgone.

4. Commitments and Contingencies

Operating Leases:

During 2013, the Company and Holdings, jointly executed a non-cancellable office lease. The lease provides for increasing monthly base rent payments over the lease term plus a pro-rata share of operating expenses and real estate taxes. The Company recognizes rent expense on a straight-line basis over the term of the lease, and recognizes the difference between the straight-line expense and the cash payments as deferred rent in the accompanying statement of financial condition. The lease expires December 2020 and has a renewal option for an additional five years. The Company pays its pro-rata portion of the office space representing 75% of the total leased space, with Holdings and its other subsidiaries occupying and paying the costs associated with the remaining 25% of the leased office space. If Holdings and its other subsidiaries were not able to meet their obligation of paying their 25% portion, the Company would be responsible to cover these payments.

The Company also leases equipment under a non-cancelable lease expiring June 2022.

Future minimum rental payments, for the Company's pro-rata portion (75%) of the leased office space and equipment, are as follows for the years ending December 31:

2019	$ 363,652
2020	368,611
Thereafter	47,079
	$ 779,342

5. Related Party Transactions

The Company and TTCP Management Services, LLC ("TTCP"), a wholly owned subsidiary of Holdings, have an expense allocation agreement whereby the Company pays and is reimbursed for certain shared general and administrative expenses incurred on behalf of TTCP. The balance owed as of December 31, 2017 was $1,347,128, and has been reimbursed in 2018. During 2018, the Company paid an aggregate of $1,755,833 of expenses on behalf of TTCP, along with an advance of $250,000 for expenses, for a total of $2,005,833, which is reflected in due from related parties on the accompanying statement of financial condition. As of February 22, 2019, this balance has been received from TTCP.

The Company also pays and is reimbursed for certain miscellaneous expenses incurred on behalf of TripleTree Holdings. The balance due from Holdings as of December 31, 2018 is $1,092 and is reflected in due from related parties on the accompanying statement of financial condition.

6. 401(k) Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all of its employees. Participants may contribute a percentage of compensation up to the maximum allowed by the Internal Revenue Code. The Plan also provides for discretionary matching and profit sharing contributions. The Company has accrued $332,235 in discretionary contributions for the year ended December 31, 2018 and is reflected in accrued compensation on the statement of financial condition.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $10,421,724 which was $9,403,918 in excess of its required net capital of $1,017,806. The Company's ratio of aggregate indebtedness to net capital was 1.46:1 at December 31, 2018.

8. Reserve Requirements SEC Rule 15c-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under (k)(2)(i) exemptive provision.

9. Subsequent Events

The Company has evaluated subsequent events through February 27, 2019, which is the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, the Company's financial statements.